UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F  x       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes    No  x

If “Yes” is marked, indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-

.

PETROBRAS ANNOUNCES EARLY TENDER RESULTS AND

EARLY SETTLEMENT FOR CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – JULY 21, 2016 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that holders of US$3,008,915,000 and €571,972,000 principal amount of the outstanding notes of the series set forth in the table below (all such notes, collectively, the “Old Notes” and each a “series” of Old Notes), issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), tendered their Old Notes at or prior to 5:00 p.m., New York City time, on July 20, 2016 (the “Early Tender Date”), pursuant to PGF’s previously announced cash tender offers (the “Tender Offers”).

The following table summarizes the early tender results as of the Early Tender Date and the principal amount of Old Notes that PGF has accepted for purchase, as well as the proration factor for the 7.875% Global Notes due March 2019 (the “2019 Notes”):

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Acceptance Priority Level	Total Consideration(1)	Principal Amount Tendered	Principal Amount Accepted for Purchase	Proration Factor
3.500% Global Notes due February 2017	71645WAU5 / US71645WAU53	US$747,483,000	1	US$1,012.50	US$122,012,000	US$122,012,000	N/A
3.250% Global Notes due March 2017	71647NAG4 / US71647NAG43	US$399,019,000	2	US$1,013.75	US$115,608,000	US$115,608,000	N/A
Floating Rate Global Notes due March 2017	71647NAJ8 / US71647NAJ81	US$167,445,000	3	US$1,013.75	US$27,780,000	US$27,780,000	N/A
2.750% Global Notes due January 2018	NA/XS0982711631	€720,940,000	4	€1,001.25	€181,276,000	€181,276,000	N/A
5.875% Global Notes due March 2018	71645WAM3 / US71645WAM38	US$744,527,000	5	US$1,047.50	US$199,499,000	US$199,499,000	N/A
4.875% Global Notes due March 2018	NA/XS0716979249	€718,058,000	6	€1,026.25	€144,281,000	€144,281,000	N/A
3.000% Global Notes due January 2019	71647NAB5 / US71647NAB55	US$1,934,733,000	7	US$951.25	US$482,167,000	US$482,167,000	N/A
Floating Rate Global Notes due January 2019	71647NAE9 / US71647NAE94	US$1,500,000,000	8	US$937.50	US$749,508,000	US$749,508,000	N/A
7.875% Global Notes due March 2019	71645WAN1 / US71645WAN11	US$2,750,000,000	9	US$1,066.25	US$1,312,341,000	US$936,093,000	0.713793(2)
3.25% Global Notes due April 2019	NA/XS0835886598	€1,300,000,000	10	€961.25	€246,415,000	€0	N/A

__________________________

(1)     Per US$1,000 or €1,000, as applicable. The Total Consideration includes an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of US dollar denominated Old Notes accepted for purchase, and €30.00 per €1,000 principal amount for each series of Euro denominated Old Notes accepted for purchase.

(2)     After applying such proration factor, all 2019 Notes tendered by holders that were entitled to a credit or return of a portion of tendered 2019 Notes that was less than the minimum denomination of US$2,000, were accepted without proration.

Because the purchase of Old Notes validly tendered in the Tender Offers would cause PGF to purchase an aggregate principal amount of Old Notes that would result in an aggregate amount to be received by holders, net of accrued interest, in excess of US$3.0 billion (the “Tender Cap”), based on the US dollar exchange rate described herein, PGF has accepted for purchase all tendered 3.500% Global Notes due February 2017, 3.250% Global Notes due March 2017, Floating Rate Global Notes due March 2017, 2.750% Global Notes due January 2018, 5.875% Global Notes due March 2018, 4.875% Global Notes due March 2018, 3.000% Global Notes due January 2019 and Floating Rate Global Notes due January 2019, only US$936,093,000 principal amount of the tendered 2019 Notes and none of the tendered 3.25% Global Notes due April 2019.  PGF will pay holders of 2019 Notes tendered on or prior to the Early Tender Date on a pro rata basis according to the pro ration procedures described in the Offer to Purchase (as defined below).  The early settlement date on which PGF will make payment for Old Notes accepted in the Tender Offers is expected to be July 25, 2016 (the “Early Settlement Date”).

Holders of Old Notes who tender after the Early Tender Date will not have any of their Old Notes accepted for purchase. Any tendered Old Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

Holders of Old Notes that validly tendered on or prior to the Early Tender Date and whose Old Notes have been accepted for purchase are entitled to receive the total consideration set forth in the table above, which includes an early tender premium as set forth therein, and to receive accrued and unpaid interest on their accepted Old Notes from the last interest payment date to, but not including, the Early Settlement Date. The total cash payment to purchase the accepted Old Notes will be approximately US$3,041.6 million, based on the US dollar exchange rate described herein, including accrued and unpaid interest.  Old Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

The Tender Offers will expire at 11:59 p.m., New York City time, on August 3, 2016.

The exchange rate used in translating Euro into US dollars was US$1.1005 per Euro, the applicable exchange rate as of 2:00 p.m., New York City time on July 20, 2016, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD.”

The Tender Offers are being made pursuant to the offer to purchase dated July 7, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal dated July 7, 2016 (as amended or supplemented from time to time, the “Letter of Transmittal”), which set forth in more detail the terms and conditions of the Tender Offers.

PGF has engaged BB Securities Limited, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc. to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offers.  Global Bondholder Services Corporation is acting as the depositary and information agent for the Tender Offers.

This press release is not an offer to sell or purchase, nor a solicitation of an offer to sell or purchase, nor the solicitation of tenders with respect to, the securities described herein.  The Tender Offers are not being made to holders of Old Notes in any jurisdiction in which PGF is aware that the making of the Tender Offers would not be in compliance with the laws of such jurisdiction.  In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the respective Tender Offers will be deemed to be made on PGF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.  Any questions or requests for assistance regarding the Tender Offers may be directed to BB Securities Limited at +(44) 207 367 5832, J.P. Morgan Securities LLC at +1 (866) 846-2874 (toll free) or +1 (212) 834-7279 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (888) 292-0070 (toll-free) or +1 (646) 855-8988 (collect) or Santander Investment Securities Inc. at +1 (855) 404-3636 (toll-free) or +1 (212) 940-1442 (collect). Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free).

Neither the Offer to Purchase nor any documents related to the Tender Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country.  No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results.  No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions.  All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release.  Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated July 7, 2016, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

	By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Funding General Manager

Date: July 21, 2016